UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: May 8, 2013

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement dated May 8, 2013, entitled “Notice of Listing on The Stock Exchange of Hong Kong Limited”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of CNOOC Limited (the “Company”) or any of its subsidiaries (the “Securities”) in the United States or in any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act. Any public offering of the Company’s securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and management, as well as financial statements. The Company is conducting a public offering of the securities as described herein in the United States pursuant to the Company’s shelf registration statement on Form F-3 filed with the United States Securities and Exchange Commission on 1 May 2013.

NOTICE OF LISTING ON
THE STOCK EXCHANGE OF HONG KONG LIMITED

CNOOC FINANCE (2013) LIMITED

(Incorporated in the British Virgin Islands with limited liability under the BVI Business Companies Act 2004)
as Issuer

US$750,000,000 1.125% Guaranteed Notes due 2016
(Stock Code: 5939)

US$750,000,000 1.750% Guaranteed Notes due 2018
(Stock Code: 5940)

US$2,000,000,000 3.000% Guaranteed Notes due 2023
(Stock Code: 5941)

US$500,000,000 4.250% Guaranteed Notes due 2043
(Stock Code: 5942)

Unconditionally and irrevocably guaranteed by

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

Joint Lead Managers and Joint Bookrunners
(in alphabetical order)

1

Bank of China	BofA Merrill Lynch	CICC HK Securities	Citigroup
Credit Suisse	Goldman Sachs (Asia) L.L.C.	J.P. Morgan	UBS

Co-Managers
(in alphabetical order)
CCB International	ICBC International	Scotiabank	Société Générale Corporate & Investment Banking

Application has been made by the Issuer to The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in US$750,000,000 aggregate principal amount of 1.125% notes due 2016, US$750,000,000 aggregate principal amount of 1.750% notes due 2018, US$2,000,000,000 aggregate principal amount of 3.000% notes due 2023 and US$500,000,000 aggregate principal amount of 4.250% notes due 2043 guaranteed by CNOOC Limited (together, the “Notes”) by way of debt issue to professional investors only as described in the prospectus dated 1 May 2013, the free writing prospectus dated 2 May 2013 and the prospectus supplement dated 2 May 2013 and such permission to deal in the Notes is expected to become effective on or about 10 May 2013.

Hong Kong, 8 May 2013

As at the date of this announcement, the Board of the Issuer comprises:

CNOOC Limited

As at the date of this announcement, the Board of CNOOC Limited comprises:

Executive Directors	Independent Non-executive Directors
Li Fanrong	Chiu Sung Hong
Wu Guangqi	Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao

Non-executive Directors
Wang Yilin (Chairman)
Yang Hua (Vice Chairman)
Zhou Shouwei
Wu Zhenfang

2